Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

European Patent Office Intention to Grant ‘Sulfated Oligosaccharide Derivatives’ Patent

Brisbane, Australia, 21 July 2014. Progen Pharmaceuticals Ltd (“Progen” or “the Company") (ASX: PGL, OTC: PGLA) is pleased to announce that the European Patent Office (EPO) has issued an Intention to Grant communication for the Company’s Patent Application ‘Sulfated Oligosaccharide Derivatives’ No. 05706346.3 that protects Progen’s PG500 series of small molecule compounds.

This patent protects compounds in Progen’s PG500 series of heparan sulfate mimetic molecules and their use in a variety of therapeutic areas predominantly related to oncology (including angiogenesis and metastasis) but also encompassing inflammation and other indications where heparan sulfate mimetic compounds provide important therapeutic options (coagulation, thrombosis, raised blood triglyceride levels, HSV-1 infection, or cardiovascular disease).

“The intention of the EPO to grant this patent makes for an important addition to Progen’s patent family. It complements the patents already granted for this patent family, and includes key jurisdictions such as the United States, Canada, Australia and Japan” said Jitto Arulampalam, Executive Chairman.

The Company’s lead compound from the PG500 series of compounds, PG545, is currently being tested in an open-label, multi-centre Phase 1 study to test the safety and tolerability by intravenous infusion in patients with advanced solid tumours. PG545 is included in the Company’s second patent family for the PG500 series ‘Novel Sulfated Oligosaccharide Derivatives’.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.